Exhibit 99.7

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total confirms the sale of its 48.83% interest in Spain’s CEPSA for €3.7 billion

Paris, August 1, 2011 - In line with the agreement signed by Total and IPIC on February 15, 2011, Total has tendered its entire 48.83% interest in CEPSA following IPIC’s takeover bid for the company, at a price of €28 per share.

Total received €3.7 billion for its shares on July 29, 2011. Aligned with its active asset management strategy, the transaction allows the Group to further reduce its exposure to European refining. It has cut its European refining capacity by nearly 25%, or 550,000 barrels per day, since early 2007.

Total remains active in Spain, expanding its lubricant, specialty product and chemical operations.

CEPSA is Spain’s second-ranked oil company, with a refining capacity of 528,000 barrels per day, a retail network of around 1,750 service stations in Spain and Portugal, and oil and gas production of around 55,000 barrels of oil equivalent per day. CEPSA is also active in petrochemicals, natural gas marketing and power.

Wholly owned by the government of the United Arab Emirates, IPIC held a 47.06% interest in CEPSA before it launched its takeover bid.

IPIC and Total will continue to expand their partnership, especially in the field of exploration and production.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com